UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8° andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

TELEMAR PARTICIPAÇÕES S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.107.946/0001-87

Board of Trade (NIRE) No. 3330016601-7

Publicly-Held Company

TELE NORTE LESTE PARTICIPAÇÕES S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 02.558.134/0001-58 Board of Trade (NIRE) No. 3330026253 9 Companhia Aberta	TELEMAR NORTE LESTE S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 33.000.118/0001-79 Board of Trade (NIRE) No. 33300152580 Companhia Aberta

MATERIAL FACT

Telemar Participações S.A. (“TmarPart”), its subsidiary Tele Norte Leste Participações S.A. (“TNL”, Bovespa: TNLP3, TNLP4; NYSE: TNE) and TNL’s subsidiary Telemar Norte Leste S.A. (“TMAR”, Bovespa: TMAR3, TMAR5, TMAR6), collectively, the “Companies,” disclose to their shareholders and the market that, on October 29, 2010, the Board of Directors of the Brazilian Telecommunications Agency (Agência Nacional de Telecomunicações – ANATEL) approved the transactions related to the potential industrial alliance between the Companies and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), released through the Material Fact dated July 28, 2010, allowing the conclusion of such transactions.

The Companies disclose that because negotiations with respect to the documents that will define the terms and conditions of the industrial alliance are being finalized, the parties extended the term of the Term Sheet, executed on July 28, 2010, until January 31, 2011.

The Companies will keep their shareholders and the market informed of any and all relevant subsequent events relating to the potential alliance.

Rio de Janeiro, October 29, 2010.

TELEMAR PARTICIPAÇÕES S.A.

Pedro Jereissati

Investor Relations Officer

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Alex Waldemar Zornig

Investor Relations Officer

TELEMAR NORTE LESTE S.A.

Alex Waldemar Zornig

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2010

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer